Exhibit 99.1

Daqo New Energy Announces Unaudited First Quarter 2020 Results

Shihezi, China—May 20, 2020—Daqo New Energy Corp. (NYSE: DQ) ("Daqo New Energy", the "Company" or “we”), a leading manufacturer of high-purity polysilicon for the global solar PV industry, today announced its unaudited financial results for the first quarter of 2020.

First Quarter 2020 Financial and Operating Highlights

•	Polysilicon production volume was 19,777 MT in Q1 2020, compared to 16,204 MT in Q4 2019
•	Polysilicon sales volume was 19,101 MT in Q1 2020, compared to 13,291 MT in Q4 2019
•	Polysilicon average total production cost(1) was $5.86/kg in Q1 2020, compared to $6.38/kg in Q4 2019
•	Polysilicon average cash cost(1) was $5.01/kg in Q1 2020, compared to $5.47/kg in Q4 2019
•	Polysilicon average selling price (ASP) was $8.79/kg in Q1 2020, compared to $8.77/kg in Q4 2019
•	Revenue from continuing operations was $168.8 million in Q1 2020, compared to $118.9 million in Q4 2019
•	Gross profit from continuing operations was $56.6 million in Q1 2020, compared to $35.1 million in Q4 2019. Gross margin from continuing operations was 33.5% in Q1 2020, compared to 29.5% in Q4 2019
•	EBITDA (non-GAAP)(2) from continuing operations was $63.1 million in Q1 2020, compared to $45.4 million in Q4 2019. EBITDA margin (non-GAAP)(2) from continuing operations was 37.4% in Q1 2020, compared to 38.2% in Q4 2019
•	Net income attributable to Daqo New Energy Corp. shareholders was $33.2 million in Q1 2020, compared to $20.1 million in Q4 2019
•	Earnings per basic American Depositary Share (ADS) was $2.37 in Q1 2020, compared to $1.45 in Q4 2019
•	Adjusted net income (non-GAAP)(2) attributable to Daqo New Energy Corp. shareholders was $37.7 million in Q1 2020, compared to $24.5 million in Q4 2019
•	Adjusted earnings per basic ADS (non-GAAP)(2) was $2.69 in Q1 2020, compared to $1.77 in Q4 2019

	Three months ended
US$ millions except as indicated otherwise	Mar 31, 2020	Dec 31, 2019	Mar 31, 2019
Revenues	168.8	118.9	81.2
Gross profit	56.6	35.1	18.3
Gross margin	33.5%	29.5%	22.6%
Operating income	45.8	30.1	9.1
Net income attributable to Daqo New Energy Corp. shareholders	33.2	20.1	6.6
Earnings per basic ADS ($ per ADS)	2.37	1.45	0.50
Adjusted net income (non-GAAP)(2) attributable to Daqo New Energy Corp. shareholders	37.7	24.5	11.1
Adjusted earnings per basic ADS (non-GAAP)(2) ($ per ADS)	2.69	1.77	0.83
EBITDA (non-GAAP)(2) from continuing operations	63.1	45.4	19.9
EBITDA margin (non-GAAP)(2) from continuing operations	37.4%	38.2%	24.5%
Polysilicon sales volume (MT)	19,101	13,291	8,450
Polysilicon average total production cost ($/kg)(1)	5.86	6.38	7.42
Polysilicon average cash cost (excl. dep’n) ($/kg)(1)	5.01	5.47	6.20

Notes:

(1)	Production cost and cash cost only refer to production in our Xinjiang polysilicon facilities. Production cost is calculated by the inventoriable costs relating to production of polysilicon in Xinjiang divided by the production volume in the period indicated. Cash cost is calculated by the inventoriable costs relating to production of polysilicon excluding depreciation expense, divided by the production volume in the period indicated.
(2)	Daqo New Energy provides EBITDA from continuing operations, EBITDA margin from continuing operations, adjusted net income attributable to Daqo New Energy Corp. shareholders and adjusted earnings per ADS on a non-GAAP basis to provide supplemental information regarding its financial performance. For more information on these non-GAAP financial measures, please see the section captioned "Use of Non-GAAP Financial Measures" and the tables captioned "Reconciliation of non-GAAP financial measures to comparable US GAAP measures" set forth at the end of this press release.

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Management Remarks

Mr. Longgen Zhang, CEO of Daqo New Energy, commented, “We are pleased to report an outstanding quarter with excellent financial and operational results. We operated at full capacity during the quarter and were able to produce and sell record-high volume of 19,777 MT and 19,101 MT of polysilicon, respectively. Thanks to growing economies of scale, savings on energy consumption and improved operational efficiency, our total production cost decreased to $5.86/kg during the quarter, a decrease of 8% from $6.38/kg in Q4 2019. Our cash cost during the quarter also decreased to $5.01/kg, down from $5.47/kg in Q4 2019. In addition, we continued to make improvements in quality and were able to sell approximately 95% of our products to mono wafer customers. All in all, we are very proud of the achievements we made in expanding production volume, optimizing our cost structure and enhancing quality within only two quarters following the start of Phase 4A pilot production. Our exceptional results this quarter reflect the strong capabilities of our Xinjiang facilities at full production following the completion of the Phase 4A expansion project. We believe this also demonstrates our extensive experience and expertise in polysilicon manufacturing, and further solidifies our position as a global leader in the industry.”

“Despite the challenging market environment, we successfully expanded our gross margin by further optimizing our cost structure during the quarter. Gross margin during the quarter was 33.5% compared with 29.5% in the fourth quarter of 2019. An expanding gross margin and increasing sales volume resulted in $63.1 million in EBITDA, up 39% sequentially, and $37.7 million in adjusted net income, up 53.5% sequentially. I would like to thank our entire team for their contribution to this quarter’s strong results given all the difficulties in securing raw materials, managing on-site operations, and facilitating logistics during lockdown that followed the outbreak of COVID-19 in China.”

“Towards the end of the first quarter, the spread of COVID-19 globally and related lockdowns, particularly in the U.S., Europe and certain other emerging markets, resulted in significant disruptions to demand for solar PV products. This has created short-term market uncertainty and volatility across the solar PV industry during the second quarter. Fortunately, the spread of COVID-19 has begun to ease and things are gradually returning to normal across all walks of life, particularly in China. We expect to see some rush orders from solar PV developers in China for legacy projects delayed from last year in order to meet the grid connection deadline set for the end of June. However, a recovery of demand from markets outside of China is critical going forward as overseas markets currently account for approximately 75% of total global solar end market demand. With many economies beginning to reopen, we expect to see a gradual recovery of solar PV demand in the third quarter. We are confident that the long-term solar PV growth prospects remain intact despite the near-term challenging market environment as solar PV energy continues to attract investors seeking to benefit from lower costs and interest rates.”

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“We are currently conducting scheduled annual maintenance for our Xinjiang facilities. As such, we expect to produce 15,500 to 16,500 MT of polysilicon during the second quarter. Annual production volume for 2020 is expected to be 73,000 to 75,000 MT. We expect to see global solar markets recover as the impact from COVID-19 fades over the next two or three months. We are confident in our ability to navigate this challenging environment leveraging our competitive advantages in product quality and cost structure.”

Outlook and guidance

The Company expects to produce approximately 15,500MT to 16,500MT of polysilicon and sell approximately 14,500MT to 15,500MT of polysilicon to external customers during the second quarter of 2020. For the full year of 2020, the Company expects to produce approximately 73,000 to 75,000 MT of polysilicon, inclusive of the impact of the Company’s annual facility maintenance.

This outlook reflects Daqo New Energy’s current and preliminary view as of the date of this press release and may be subject to changes. The Company’s ability to achieve these projections is subject to risks and uncertainties. See “Safe Harbor Statement” at the end of this press release.

First Quarter 2020 Results

Revenues

Revenues were $168.8 million, compared to $118.9 million in the fourth quarter of 2019 and $81.2 million in the first quarter of 2019. The increase in revenues was primarily due to higher polysilicon sales volume.

Gross profit and margin

Gross profit was $56.6 million, compared to $35.1 million in the fourth quarter of 2019 and $18.3 million in the first quarter of 2019. Gross margin was 33.5%, compared to 29.5% in the fourth quarter of 2019 and 22.6% in the first quarter of 2019. The increase in gross margin was primarily due to lower production costs.

Selling, general and administrative expenses

Selling, general and administrative expenses were $8.9 million, compared to $8.5 million in the fourth quarter of 2019 and $7.9 million in the first quarter of 2019. SG&A expenses during the quarter included $4.0 million in non-cash share-based compensation costs related to the Company’s share incentive plan.

Research and development expenses

Research and development (R&D) expenses were $1.7 million, compared to $1.7 million in the fourth quarter of 2019 and $1.3 million in the first quarter of 2019. Research and development expenses can vary from period to period and reflect R&D activities that take place during the quarter.

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Income from operations and operating margin

As a result of the foregoing, income from operations was $45.8 million, compared to $30.1 million in the fourth quarter of 2019 and $9.1 million in the first quarter of 2019.Operating margin was 27.1%, compared to 25.3% in the fourth quarter of 2019 and 11.3% in the first quarter of 2019.

Interest expense

Interest expense was $6.3 million, compared to $3.9 million in the fourth quarter of 2019 and $2.0 million in the first quarter of 2019.

EBITDA (non-GAAP)

EBITDA (non-GAAP) from continuing operations was $63.1 million, compared to $45.4 million in the fourth quarter of 2019 and $19.9 million in the first quarter of 2019. EBITDA margin (non-GAAP) was 37.4%, compared to 38.2% in the fourth quarter of 2019 and 24.5% in the first quarter of 2019.

Net income attributable to Daqo New Energy Corp. shareholders and earnings per ADS

As a result of the aforementioned, net income attributable to Daqo New Energy Corp. shareholders was $33.2 million in the first quarter of 2020, compared to $20.1 million in the fourth quarter of 2019 and $6.6 million in the first quarter of 2019.

Earnings per basic ADS was $2.37 in the first quarter of 2020, compared to $1.45 in the fourth quarter of 2019, and $0.50 in the first quarter of 2019.

Financial Condition

As of March 31, 2020, the Company had $120.8 million in cash and cash equivalents and restricted cash, compared to $114.4 million as of December 31, 2019 and $113.7 million as of March 31, 2019. As of March 31, 2020, the notes receivable balance was $4.4 million, compared to $5.6 million as of December 31, 2019 and $0.7 million as of March 31, 2019. As of March 31, 2020, total borrowings were $265.6 million, of which $149.0 million were long-term borrowings, compared to total borrowings of $280.1 million, including $151.5 million long-term borrowings, as of December 31, 2019 and total borrowings of $193.0 million, including $149.7 million long-term borrowings, as of March 31, 2019.

Cash Flows

For the three months ended March 31, 2020, net cash provided by operating activities was $31.1 million, compared to $48.5 million in the same period of 2019.

For the three months ended March 31, 2020, net cash used in investing activities was $12.9 million, compared to $38.6 million in the same period of 2019. The net cash used in investing activities in 2020 and 2019 was primarily related to the capital expenditures on Xinjiang Phase 3B and 4A polysilicon projects.

For the three months ended March 31, 2020, net cash used in financing activities was $10.0 million, compared to net cash provided by financing activities of $7.2 million in the same period of 2019.

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Use of Non-GAAP Financial Measures

To supplement Daqo New Energy’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“US GAAP”), the Company uses certain non-GAAP financial measures that are adjusted for certain items from the most directly comparable GAAP measures including earnings before interest, taxes, depreciation and amortization ("EBITDA") and EBITDA margin; adjusted net income attributable to Daqo New Energy Corp. shareholders and adjusted earnings per basic and diluted ADS. Our management believes that each of these non-GAAP measures is useful to investors, enabling them to better assess changes in key element of the Company's results of operations across different reporting periods on a consistent basis, independent of certain items as described below. Thus, our management believes that, used in conjunction with US GAAP financial measures, these non-GAAP financial measures provide investors with meaningful supplemental information to assess the Company's operating results in a manner that is focused on its ongoing, core operating performance. Our management uses these non-GAAP measures internally to assess the business, its financial performance, current and historical results, as well as for strategic decision-making and forecasting future results. Given our management's use of these non-GAAP measures, the Company believes these measures are important to investors in understanding the Company's operating results as seen through the eyes of our management. These non-GAAP measures are not prepared in accordance with US GAAP or intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with US GAAP; the non-GAAP measures should be reviewed together with the US GAAP measures, and may be different from non-GAAP measures used by other companies.

The Company uses EBITDA, which represents earnings before interest, taxes, depreciation and amortization, and EBITDA margin, which represents the proportion of EBITDA in revenues. Adjusted net income attributable to Daqo New Energy Corp. shareholders and adjusted earnings per basic and diluted ADS exclude costs related to the non-operational polysilicon assets in Chongqing. Such costs mainly consist of non-cash depreciation costs, as well as utilities and maintenance costs associated with the temporarily idle polysilicon machinery and equipment, and the Company had removed this adjustment from the non-GAAP reconciling item since the fourth quarter of 2018, because as of the end of the third quarter of 2018, all of the polysilicon machinery and equipment had been either relocated to Xinjiang, disposed, or planned to be disposed of in due course. Adjusted net income attributable to Daqo New Energy Corp. shareholders and adjusted earnings per basic and diluted ADS also exclude costs related to share-based compensation. Share-based compensation is a non-cash expense that varies from period to period. As a result, our management excludes this item from our internal operating forecasts and models. Our management believes that this adjustment for share-based compensation provides investors with a basis to measure the Company's core performance, including compared with the performance of other companies, without the period-to-period variability created by share-based compensation.

A reconciliation of non-GAAP financial measures to comparable US GAAP measures is presented later in this document.

Conference Call

The Company has scheduled a conference call to discuss the results at 8:00 AM Eastern Time on May 20, 2020. (8:00 PM Beijing / Hong Kong time on the same day).

The dial-in details for the live conference call are as follows:

Participant dial in (toll free):	+1-888-346-8982
Participant international dial in:	+1-412-902-4272
China mainland toll free:	4001-201203
Hong Kong toll free:	800-905945
Hong Kong-local toll:	+852-301-84992

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Participants please dial in 10 minutes before the call is scheduled to begin and ask to be joined into the Daqo New Energy Corp. call.

You can also listen to the conference call via Webcast through the URL:

https://services.choruscall.com/links/dq200520.html

A replay of the call will be available 1 hour after the end of the conference through May 27, 2020.

The conference call replay numbers are as follows:

US Toll Free:	+1-877-344-7529
International Toll:	+1-412-317-0088
Canada Toll Free:	855-669-9568
Replay access code:	10144142

To access the replay using an international dial-in number, please select the link below.

https://services.choruscall.com/ccforms/replay.html

Participants will be required to state their name and company upon entering the call.

About Daqo New Energy Corp.

Daqo New Energy Corp. (NYSE: DQ) (“Daqo” or the “Company”) is a leading manufacturer of high-purity polysilicon for the global solar PV industry. Founded in 2008, the Company is one of the world’s lowest cost producers of high-purity polysilicon. Daqo’s highly-efficient and technically advanced manufacturing facility in Xinjiang, China currently has a nameplate annual polysilicon production capacity of 70,000 metric tons.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the second quarter and the full year of 2020 and quotations from management in this announcement, as well as Daqo New Energy’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the demand for photovoltaic products and the development of photovoltaic technologies; global supply and demand for polysilicon; alternative technologies in cell manufacturing; the Company’s ability to significantly expand its polysilicon production capacity and output; the reduction in or elimination of government subsidies and economic incentives for solar energy applications; the Company’s ability to lower its production costs; and the duration of COVID-19 outbreaks in China and many other countries and the impact of the outbreaks and the quarantines and travel restrictions instituted by relevant governments on economic and market conditions, including potentially weaker global demand for solar PV installations that could adversely affect the Company’s business and financial performance.. Further information regarding these and other risks is included in the reports or documents the Company has filed with, or furnished to, the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date hereof, and the Company undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

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Daqo New Energy Corp.

Unaudited Condensed Consolidated Statement of Operations and Comprehensive Income

(US dollars in thousands, except ADS and per ADS data)

	Three months Ended
	Mar 31, 2020	Dec 31, 2019	Mar 31, 2019

Revenues	$168,831	$118,918	$81,204
Cost of revenues	(112,277)	(83,800)	(62,863)
Gross profit	56,554	35,118	18,341
Operating expenses
Selling, general and administrative expenses	(8,892)	(8,537)	(7,935)
Research and development expenses	(1,654)	(1,656)	(1,297)
Other operating income	(215)	5,164	3
Total operating expenses	(10,761)	(5,029)	(9,229)
Income from operations	45,793	30,089	9,112
Interest expense	(6,287)	(3,936)	(2,021)
Interest income	151	208	324
Foreign exchange gain / (loss)	-	4	(189)
Income before income taxes	39,657	26,365	7,226
Income tax expense	(6,344)	(5,972)	(1,429)
Net income from continuing operations	33,313	20,393	5,797
Net (loss) / income from discontinued operations	(86)	(306)	845
Net income	33,227	20,087	6,642
Net (loss) / income attributable to non-controlling interest	(3)	(1)	-
Net income attributable to Daqo New Energy Corp. shareholders	$33,230	$20,088	$6,642

Net income	33,227	20,087	6,642
Other comprehensive income:
Foreign currency translation adjustments	(9,819)	13,892	13,014
Total other comprehensive (loss) / income /	(9,819)	13,892	13,014
Comprehensive income	23,408	33,979	19,656
Comprehensive income attributable to non-controlling interest	(9)	2	-
Comprehensive income attributable to Daqo New Energy Corp. shareholders	$23,417	$33,977	$19,656

Earnings / (Loss) per ADS
-Continuing operations	2.38	1.47	0.44
-Discontinued operations	(0.01)	(0.02)	0.06
Basic	2.37	1.45	0.50

-Continuing operations	2.28	1.43	0.42
-Discontinued operations	(0.01)	(0.02)	0.06
Diluted	2.27	1.41	0.48

Weighted average ADS outstanding
Basic	13,991,847	13,837,250	13,360,729
Diluted	14,669,820	14,274,977	13,749,959

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Daqo New Energy Corp.

Unaudited Consolidated Balance Sheets

(US dollars in thousands)

	Mar 31, 2020	Dec 31, 2019	Mar 31, 2019

ASSETS:
Current Assets:
Cash and cash equivalents	$63,168	$51,840	$65,111
Restricted cash	57,639	62,609	48,560
Accounts receivable, net	213	13	2,204
Notes receivable	4,402	5,644	714
Prepaid expenses and other current assets	13,249	15,344	9,717
Advances to suppliers	8,962	1,544	2,846
Inventories, net	33,234	36,391	18,882
Amount due from related parties	-	17	4,179
Current assets associated with discontinued operation	664	926	2,748
Total current assets	181,531	174,328	154,961
Property, plant and equipment, net	968,418	995,027	691,491
Prepaid land use right	28,936	29,593	24,375
Deferred tax assets	1,330	1,352	842
Investment in affiliate	631	642	666
Operating lease Right-of-use assets	173	197	-
Non-current asset associated with discontinued operation	197	217	51,727
TOTAL ASSETS	1,181,216	1,201,356	924,062

Current liabilities:
Short-term borrowings, including current portion of long-term borrowings	116,602	128,612	43,210
Accounts payable	17,716	12,713	9,926
Notes payable	89,614	101,171	66,322
Advances from customers-short term portion	11,640	33,028	9,658
Payables for purchases of property, plant and equipment	106,208	112,538	25,085
Accrued expenses and other current liabilities	11,284	12,222	9,330
Amount due to related parties	43,363	38,825	2,143
Income tax payable	10,975	4,789	6,293
Lease liabilities - short term portion	85	85	-
Current liabilities associated with discontinued operation	1,164	1,165	7,591
Total current liabilities	408,651	445,148	179,558
Long-term borrowings	149,018	151,518	149,744
Advance from customers – long term portion	1,624	2,154	5,364
Amount due to related parties - long term portion	-	7,899	16,390
Other long-term liabilities	20,536	21,034	21,848
Deferred tax liabilities	6,271	6,368	1,174
Lease liabilities – long term portion	77	77	-
Non-current liabilities associated with discontinued operation	-	-	721
TOTAL LIABILITIES	586,177	634,198	374,799
EQUITY:
Ordinary shares	35	35	34
Treasury stock	(1,749)	(1,749)	(1,749)
Additional paid-in capital	391,843	387,371	373,156
Accumulated gains	234,152	200,922	178,040
Accumulated other comprehensive loss	(29,750)	(19,937)	(218)
Total Daqo New Energy Corp.’s shareholders’ equity	594,531	566,642	549,263
Non-controlling interest	508	516	-
Total equity	595,039	567,158	549,263
TOTAL LIABILITIES & EQUITY	1,181,216	1,201,356	924,062

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Daqo New Energy Corp.

Unaudited Consolidated Statements of Cash Flows

(US dollars in thousands)

	For the three months ended March 31,
	2020	2019
Operating Activities:
Net income	$33,227	$6,642
Less: Income / (loss) from discontinued operations, net of tax	(86)	845
Net income from continuing operations	33,313	5,797
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	4,461	4,474
Inventory write-down	863	-
Depreciation of property, plant and equipment	17,084	8,755
Non-cash lease expense	20	-
Amortization of prepaid land use right	171	-
Loss on disposal of property, plant and equipment	301	-

Changes in operating assets and liabilities:
Accounts receivable	(203)	(989)
Notes receivable	1,166	7,556
Prepaid expenses and other current assets	1,876	872
Advances to suppliers	(7,550)	562
Inventories	1,731	(3,031)
Prepaid land use rights	-	143
Accounts payable	5,287	499
Notes payable	(11,277)	21,850
Accrued expenses and other current liabilities	(747)	(320)
Income tax payable	6,355	698
Advances from customers	(21,644)	(2,880)
Amount due to related parties	1	(16)
Deferred tax liabilities	8	(40)
Deferred government subsidies	(153)	(148)
Lease liabilities	2	-
Net cash provided by operating activities-continuing operations	31,065	43,782
Net cash provided by operation activities-discontinued operations	15	4,699
Net cash provided by operating activities	31,080	48,481

Investing activities:
Purchases of property, plant and equipment	(12,893)	(57,462)
Purchase of land use right	-	(4,271)
Repayment of short-term investment	-	22,224
Acquisition of Xinjiang Daqo Investment	-	642
Net cash used in investing activities-continuing operations	(12,893)	(38,867)
Net cash provided by investing activities-discontinuing operations	(14)	232
Net cash used in investing activities	(12,907)	(38,635)

Financing activities:
Proceeds from related parties loans	-	1,482
Proceeds from bank borrowings	-	51,856
Repayment of bank borrowings	(10,030)	(34,788)
Cash received from exercise of options	3	-
Net cash provided by financing activities – continuing operations
Net cash used in financing activities – discontinued operations	(10,027)	18,550
Net cash provided by financing activities	(1)	(11,382)
Non-cash transactions	(10,028)	7,168
Effect of exchange rate changes	(1,997)	2,429
Net increase in cash, cash equivalents and restricted cash	6,148	19,443
Cash, cash equivalents and restricted cash at the beginning of the period	115,294	95,120
Cash, cash equivalents and restricted cash at the end of the period	121,442	114,563

The following table provides a reconciliation of cash, cash equivalents, and restricted cash reported within the statement of financial position that sum to the total of the same such amounts shown in the statement of cash flows.

	Mar 31, 2020	Mar 31, 2019
Cash and cash equivalents	63,803	65,999
Restricted cash	57,639	48,564
Total cash, cash equivalents, and restricted cash shown in the statement of cash flows	121,442	114,563

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Daqo New Energy Corp.

Reconciliation of non-GAAP financial measures to comparable US GAAP measures

(US dollars in thousands)

	Three months Ended
	Mar 31, 2020	Dec 31, 2019	Mar 31, 2019
Net income from continuing operations	33,313	20,393	5,797
Income tax expense	6,344	5,972	1,429
Interest expense	6,287	3,936	2,021
Interest income	(151)	(208)	(324)
Depreciation & amortization	17,275	15,281	11,010
EBITDA (non-GAAP)	63,068	45,374	19,933
EBIDTA margin (non-GAAP)	37.4%	38.2%	24.5%

	Three months Ended
	Mar 31, 2020	Dec 31, 2019	Mar 31, 2019
Net income attributable to Daqo New Energy Corp. shareholders	33,230	20,088	6,642
Share-based compensation	4,461	4,461	4,474
Adjusted net income (non-GAAP) attributable to Daqo New Energy Corp. shareholders	37,691	24,549	11,116
Adjusted earnings per basic ADS (non-GAAP)	$2.69	$1.77	$0.83
Adjusted earnings per diluted ADS (non-GAAP)	$2.57	$1.72	$0.81

For further information, please contact:

Daqo New Energy Corp.

Investor Relations Department

Phone: +86-187-1658-5553

Email: dqir@daqo.com

Christensen

In China
Mr. Christian Arnell
Phone: +86-10- 5900-1548
E-mail: carnell@christensenir.com

In US
Mr. Tip Fleming
Phone: +1-917-412-3333
Email: tfleming@Christensenir.com

For more information, please visit www.dqsolar.com

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